UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CV THERAPEUTICS, INC.

(Name of Subject Company)

CV THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

126667104

(CUSIP Number of Class of Securities)

Tricia Borga Suvari

Senior Vice President and General Counsel

3172 Porter Drive, Palo Alto, CA 94304

(650) 348-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan C. Mendelson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600	Barry A. Bryer Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 18, 2009 (as amended from time to time, the “Schedule 14D-9”) by CV Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Apex Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gilead, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares”) at a price of $20.00 per Share, net to the holder thereof in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2009 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph on page 36 of the Schedule 14D-9 after the last paragraph under the heading “Antitrust Compliance.”:

“On March 31, 2009, the waiting period applicable to the Offer under the HSR Act was terminated by the FTC. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CV THERAPEUTICS, INC.

By:	/s/ TRICIA BORGA SUVARI
Name:	Tricia Borga Suvari
Title:	Senior Vice President and General Counsel

Dated: April 1, 2009